82-1856

# African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

03003083

December 19, 2002

03 JAN 13 AM 11:50

SUPPL

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

**RE: African Metals Corporation (the "Company")**

Enclosed, for your files, is one copy of the Company's news release that was issued on December 19, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

**AFRICAN METALS CORPORATION**

Karen Nestoruk
Secretary

/kn
enclosure

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

dlw 1/14

# African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

**FOR IMMEDIATE RELEASE**

December 19, 2002
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

## African Metals Granted a Autorisation d' Exploration on Diamond Concession

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, is pleased to announce that the Company has been granted a 90 day Autorisation d' Exploration on a 2,352 sq. km diamond concession, located just south of Kenieba in western Mali, West Africa. The area covers three kimberlite pipes. These include the 0.33 hector Bilali Nord pipe, the 4.0 hector Bilali Sud pipe and the Sounkorou pipe. Diamonds have been recovered from the Bilali Sud pipe.

The initial program, to be carried out by the Company will consist of digging pits in areas of the kimberlite pipes and of prospective alluvium and of processing the material to test for diamonds and indicator minerals. In addition, the program will include the testing of a number of areas where airborne magnetic anomalies occur.

The Company also plans a comprehensive review of all of the information available on the concession.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF AFRICAN METALS CORPORATION**

*"Signed"*
Willis W. Osborne
President & Director

# African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

December 20, 2002

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

**RE: African Metals Corporation (the "Company")**

Enclosed, for your files, is one copy of the Company's news release that was issued on December 20, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

**AFRICAN METALS CORPORATION**

Karen Nestoruk
Secretary

/kn
enclosure

# African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com


**FOR IMMEDIATE RELEASE**

December 20, 2002
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

## African Metals Announces a $200,000 Private Placement

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, is pleased to announce a $200,000 private placement at $0.20 a share for one million units. Each unit consists of one share and one half of a share purchase warrant. With each warrant, the holder can purchase one share for $0.25 over a period of two years. There is a 4-month hold period on the shares.

The money from the private placement will be used to finance the first program on the recently acquired diamond concession in Mali, West Africa, complete a program on the gold, Lenguekoto concession, pay option payments and for corporate purposes.

The Company also reports that during the recent Annual General Meeting the shareholders of the Company approved the adoption of the proposed stock option plan under which a maximum number of shares can be optioned under the policies of the TSX Venture Exchange.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF AFRICAN METALS CORPORATION**

*"Signed"*
Willis W. Osborne
President & Director